(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	August 12, 2013

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Hastings Street Trust (the trust):

Fidelity Series Growth & Income Fund (formerly known as Fidelity Series Mega Cap Fund)
Fidelity Advisor Series Growth & Income Fund (formerly known as Fidelity Advisor Series Mega Cap Fund) (the funds)

File Nos. (002-11517) and (811-00215)
Post-Effective Amendment No. 141

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 141 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to: (i) change the name of each fund as indicated above; (ii) revise each fund's investment objective and investment policies; and (iii) make other non-material changes.

This filing contains the Prospectuses and Statements of Additional Information for Fidelity Series Growth & Income Fund and Fidelity Advisor Series Growth & Income Fund. Pursuant to Rule 472 under the 33 Act, each fund's Prospectuses and SAIs, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 135.

Pursuant to Rule 485(a), the trust elects an effective date of October 30, 2013. We request your comments by September 11, 2013.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Steve Kavalek
Steve Kavalek
Legal Product Group